[NYSE GROUP LOGO]

Rachel F. Robbins
Executive Vice President and General Counsel
 Office of the General Counsel

NYSE Group, Inc.—11 Wall Street
New York, New York 10005
t 212.656.2222—f 212.656.3939
rrobbins@nyse.com

VIA FACSIMILE

November 27, 2006

Christian Windsor, Esq.
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005

Re:
NYSE Euronext, Inc.
Registration Statement on Form S-4 (File No. 333-137506)

Dear Mr. Windsor:

        Pursuant to Rule 461 promulgated under the U.S. Securities Act of 1933, as amended (the "Securities Act"), NYSE Euronext, Inc. (the "Registrant"), hereby requests that the effectiveness under the Securities Act of the above-captioned Registration Statement be accelerated to November 27, 2006 at 4 p.m., Eastern Standard Time, or as soon thereafter as practicable. In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

  •
  If the U.S. Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact David C. Karp or David K. Lam of Wachtell, Lipton, Rosen & Katz at (212) 403-1000 (facsimile: (212) 403-2000) with any questions you may have. In addition, please notify Mr. Karp or Lam when this request for acceleration has been granted.

Sincerely,
/s/ Rachel F. Robbins Rachel F. Robbins